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                                                  OMB APPROVAL
                                                  ------------
                                                  OMB Number: 3235-0145
             UNITED STATES                        Expires: December 31, 2005
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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ParthusCeva, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    70212E106
                                 --------------
                                 (CUSIP Number)

                                  March 7, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

            [ ]  Rule 13d-1(b)

            [X]  Rule 13d-1(c)

            [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (11-99)

                               Page 1 of 10 pages
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CUSIP NO.   70212E106

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Bottin (International) Investments Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

    (a)

    (b)


3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Gibraltar


               5   SOLE VOTING POWER

                      1,355,000
  NUMBER OF
   SHARES      6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            0
    EACH
  REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON
    WITH              1,355,000

               8   SHARED DISPOSITIVE POWER

                      0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,355,000

10  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES (See Instructions)

                               Page 2 of 10 pages
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.51%

12  TYPE OF REPORTING PERSON (See Instructions)

          CO

                               Page 3 of 10 pages
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CUSIP NO.   70212E106

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Dermot Desmond

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

    (a)

    (b)


3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland


              5    SOLE VOTING POWER

                         1,355,000
  NUMBER OF
   SHARES     6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               0
    EACH
  REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON
    WITH                 1,355,000

              8    SHARED DISPOSITIVE POWER

                         0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,355,000

10 CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

                               Page 4 of 10 pages
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.51%

12  TYPE OF REPORTING PERSON (See Instructions)

          IN

                               Page 5 of 10 pages
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                                  SCHEDULE 13G

ITEM 1.

            (a)  Name of Issuer:

                 ParthusCeva, Inc.
                 -------------------------------------------------

            (b)  Address of Issuer's Principal Executive Offices:

                 2033 Gateway Place
                 San Jose, CA 95110
                 -------------------------------------------------

ITEM 2.*

            (a)  Name of Person Filing:

                 Bottin (International) Investments Ltd.
                 -------------------------------------------------

            (b)  Address of Principal Business Office or, if none,
                 Residence:

                 57-63 Line Wall Road
                 Gibraltar
                 -------------------------------------------------


            (c)  Citizenship:

                 Gibraltar limited company
                 -------------------------------------------------
--------
* Mr. Dermot Desmond has his principal business address at 57-63 Line Wall Road, Gibraltar. Mr. Desmond is an entrepreneur and owns 100% of the capital stock of Bottin. He is joining in this Schedule 13G because of such beneficial ownership of Bottin and has no other direct or indirect beneficial ownership of Bottin and has no other direct or indirect beneficial ownership of these shares, other than as a result of such ownership of Bottin. Mr. Desmond disclaims beneficial ownership of these shares, other than as a result of such ownership of Bottin. He is a citizen of Ireland.

                               Page 6 of 10 pages
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            (d)  Title of Class of Securities:

                 Common Stock
                 -------------------------------------------------


            (e)  CUSIP Number:

                 70212E106
                 -------------------------------------------------
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b), OR (c), CHECK WHETHER THE PERSON FILING IS A:

                 Not Applicable
                 -------------------------------------------------

ITEM 4.     OWNERSHIP.

                 Amount Beneficially Owned:

                 1,355,000
                 -------------------------------------------------

                 Percent of Class:

                                7.51%
                 -------------------------------------------------

                 Number of shares as to which such person has:

                 (i)  sole power to vote or to direct the
                             vote:  1,355,000
                                    -------------------------------------
                 (ii)  shared power to vote or to direct
                             the vote:  0
                                      -----------------------------------
                 (iii)  sole power to dispose or to direct the
                             disposition of: 1,355,000
                                             ----------------------------
                 (iv)  shared power to dispose or to direct the
                              disposition of:  0
                                             ----------------------------


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 Not Applicable
                 -------------------------------------------------

                               Page 7 of 10 pages
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ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                 Not Applicable
                 -----------------------------------------------



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                 Bottin (International) Investments Ltd. is wholly owned by Dermot Desmond.
                 ------------------------------------------------


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                 Not Applicable
                 -------------------------------------------------


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

                 Not Applicable
                 -------------------------------------------------



ITEM 10.    CERTIFICATION:

                 By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 8 of 10 pages
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                                    SIGNATURE

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2003


                                             BOTTIN (INTERNATIONAL) INVESTMENTS
                                             LIMITED

                                             By:       /s/ Leslie Nuttall
                                                -------------------------------
                                             Name:  Leslie Nuttall
                                             Title: Director

                                    SIGNATURE

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 14, 2003


                                                /s/ Dermot Desmond
                                         ----------------------------------
                                             Name: Dermot Desmond

                               Page 9 of 10 pages
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                             JOINT FILING AGREEMENT

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

            This Agreement may be executed counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated:  March 14, 2003


                                            BOTTIN (INTERNATIONAL) INVESTMENTS
                                            LIMITED

                                            By:       /s/ Leslie Nuttall
                                               -------------------------------
                                            Name:  Leslie Nuttall
                                            Title: Director

                                                   /s/ Dermot Desmond
                                            ----------------------------------
                                            Name:  Dermot Desmond

                               Page 10 of 10 pages